Exhibit 5.1

        [DAVIS POLK LETTERHEAD]

        January 13, 2005

Millicom International Cellular S.A.
75 Route de Longwy
L-8080 Bertrange
Luxembourg

Ladies and Gentlemen:

        We have acted as special counsel to Millicom International Cellular S.A., a societe anonyme organized under the laws of The Grand Duchy of Luxembourg (the "Company"), in connection with the registration statement (File No. 333-112948) as amended (the "Registration Statement"), filed by the Company relating to the Company's offer (the "Exchange Offer") to exchange its 10% Senior Notes due 2013 (the "New Senior Notes") for any and all of its outstanding 10% Senior Notes due 2013 (the "Old Senior Notes"). The Old Senior Notes were issued, and the New Senior Notes are to be issued, pursuant to the provisions of an Indenture dated as of November 24, 2003 (as amended, the "Indenture") between the Company and The Bank of New York, as Trustee (the "Trustee"), as amended by a First Supplemental Indenture (the "First Supplemental Indenture") dated as of January 12, 2005 between the Company and the Trustee.

        We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

        Upon the basis of the foregoing, we are of the opinion that, assuming the Indenture has been duly authorized, executed and delivered by the Company in accordance with Luxembourg law and the First Supplemental Indenture has been duly authorized, executed and delivered by the Company in accordance with Luxembourg law, and assuming that each of the Company and the Trustee has full power, authority and legal right to enter into and perform its obligations under the Indenture and the First Supplemental Indenture, the New Senior Notes, when duly executed, authenticated and delivered in exchange for the Old Senior Notes in accordance with the terms of the Indenture and the Exchange Offer, will be valid and binding obligations of the Company enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and equitable principles of general applicability.

        We are members of the Bar of the State of New York and the foregoing opinion is limited to the laws of the State of New York and the federal laws of the United States of America.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Exchange Offer. We also consent to the reference to us under the caption "Legal Matters" in the Prospectus contained in such Registration Statement.

        This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent except that The Bank of New York as Exchange Agent for the Exchange Offer, may rely upon this opinion as if it were addressed directly to it.

Very truly yours, /s/ DAVIS POLK & WARDWELL